#1205-207 W. Hastings St., Vancouver, BC, V6B 1H7
604-609-2898

June 5, 2009

Kevin L. Vaughn
Accounting Branch Chief
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Vaughn:

Re:       Mantra Venture Group Ltd. (the “Company”)
Form 10-K/A for Fiscal Year Ended May 31, 2008
Filed September 15, 2008
Forms 10-Q for the Quarter Ended August 31, 2008, November 30, 2008, and
February 28, 2009
File No.: 000-53461

Form 10-K/A for the Year Ended May 31, 2008

Item 8 – Financial Statements and Supplementary Data, page 33

1.
We note from pages F-4 through pages F-6 that as required by SFAS 7 you present your cumulative inception-to-date financial statement data from January 22, 2007 thru May 31, 2008. In your next 10-K and in your future filings, please have your auditors also identify the cumulative inception-to-date financial statements in their reports and clearly indicate the level of responsibility each is taking for these cumulative inception-to-date financial statements and for which periods.

The Company has forwarded your comments to the auditors and it will ensure that the suggested disclosure is presented in all future filings.

Consolidated Statement of Operations, page F04

2.	Please revise your future filings to present a functional statement of operations as opposed to presenting an income statement based on expense classification.

The Company will ensure that the suggested disclosure is presented in all future filings.

Notes to the Consolidated Financial Statements, F-7

Note 2. Summary of Significant Accounting Policies, page F-7

(c) Basic and Diluted Earnings Per Share, page F-7

3.
Please revise your future filings to disclose the number of shares that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the reporting periods presented. Refer to paragraph 40(c) of SFAS 128.

The Company will ensure that the suggested disclosure is presented in all future filings.

(j) Intangible Assets, page F-8

4.	Please revise this note in future filings to include all of the disclosures outlined in paragraphs 44-45 of SFAS 142 related to your intangible assets.

The Company will ensure that the suggested disclosure is presented in all future filings.

Note 3. Tangible Assets, page F-10

5.
We note that you have acquired technology for the elctro-reduction of carbon dioxide during fiscal 2008 and that you valued and recorded $37,854 as an intangible asset. We further note that subsequent to acquiring this technology that you entered into a technology development and support agreement to develop this technology. As such, please tell us and revise this note in future filings to explain how this technology has reached technological feasibility and meets the definition of an intangible asset as outlined in paragraph 39 of SFAS 141.

Technological feasibility has been achieved, but further development is required in order to refine the technology and increase efficiency.  The Company will ensure that the this note is revised in all future filings.

Note 7. Stock Options, page F-12

6.
We note on page F-13 that you utilized the historical volatility from a comparable company with a longer trading history to determine the volatility assumption within the Black-Scholes option pricing a model to value your stock options granted during each reporting period presented. You further state on page 32 that you utilized the S&P Small Cap Index to calculate the volatility of your common stock. Please tell us and revise this note and your critical accounting policies in MD&A in future filings to clearly explain how you determined the volatility assumptions within the Black-Scholes option pricing model. Within your discussion, please explain how you considered the guidance in Question 6 of SAB Topic 14.D.1.

The disclosure in the Company’s critical accounting policies on page 32 erroneously referred to the S&P Small Cap Index being used to calculate the volatility. The Company based its estimate of volatility on the historical volatility of other publicly traded companies which are in a similar industry, stage of business cycle, and size. This is consistent with guidance provided by Question 6 of SAB Topic 14.D.1. The Company now has sufficient stock trading history to estimate volatility without having to consider similar companies. The Company will revise the note disclosure and critical accounting policies in the MD&A in future filings accordingly.

Note 8. Warrants, page F-14

7.
Please revise your disclosure here and your critical accounting policies within MD&A in future filings to explain how you determined the assumptions utilized in the Black-Scholes option pricing model utilized to value the warrants issued during each reporting period presented. Refer to the guidance in paragraphs A240-242 of SFAS 123(R) and SAB No. 107.

The Company will ensure that the suggested disclosure is presented in all future filings.

Note 9. Income Taxes, page F-14

8.	Please revise this note in your future filings to include all the disclosures required by paragraphs 43-28 of SFAS 109 and paragraphs 20-21 of FIN 48 related to your income taxes.

The Company will ensure that the suggested disclosure is presented in all future filings.

Item 9A(T). Controls and Procedures, page 34

9.
We note your statement that your chief executive officer and your chief financial officer have concluded that your disclosure controls and procedures “adequately ensure that information required to be disclosed in [your] reports filed or submitted under the Exchange Act [are] recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.” It does not appear that your certifying officers have reached a conclusion that your disclosure controls are procedures are effective. Please amend this filing to include a clear a definite statement disclosing your management’s conclusions regarding the effectiveness of your disclosure controls and procedures – i.e., whether at the end of the fiscal year your disclosure controls and procedures were effective or were not effective. Refer to the guidance in Item 307 of Regulation S-K.

The Company will file an amended 10-K for the year ended May 31, 2008 once approval for the revised disclosure is granted by the SEC staff.  The amended 10-K Item 9A(T) shall disclose:

We maintain disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of May 31, 2008.  During the evaluation we considered a discrepancy in our quarterly financial statement regarding inaccurate recording of shares issuances. The error occurred because a corporate resolution authorizing an issuance of our common shares was not provided to our legal team and hence the treasury order was not sent to our transfer agent on a timely basis.  Based on the evaluation of these disclosure controls and procedures, and in light of the share issuance discrepancy, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective.

Exhibit 31.1 and Exhibit 31.2

10.
We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) OF Regulation S-K. Specifically, in paragraph 4(d), you have removed the language ‘(the registrant’s fourth fiscal quarter in the case of an annual report).” We note similar modifications within your August 31, 2008, November 30, 2008, and February 28, 2009 Forms 10-Q. Please revise your certifications in future filings to conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

The Company will ensure that the certifications in all future filings will conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Forms 10-Q for the Quarter Ended February 28, 2009 and November 30, 2008

Notes to the Consolidated Financial Statements, page F-4

11.
We note on from page 4 of your 2008 Form 10-K that you entered into a joint venture agreement on June 4, 2008 with Green China Developments Limited and Gateview Group Limited to establish a Hong Kong company, Mantra China Limited, through which you intend to acquire, develop, finance and distribute Asian-produced technologies in North America and abroad. We further note that you own 51% of this joint venture company. Please tell us and revise your future filings to disclose how you are accounting for this joint venture.

Currently, Mantra China Limited does not have any significant assets or liabilities.  Once Mantra China Limited has significant assets or liabilities, and starts operations, the Company will include a policy as to how the Company is accounting for the joint venture.

Item 4. Controls and Procedures, page 10

12.
We note your disclosure here and within your August 31, 2008 and November 30, 2008 Forms 10-Q that your management concluded that your disclosure controls and procedures were not effective. Please tell us and revise your future filings to explain why you have concluded that your disclosure controls and procedures were not effective. Within your discussion, please disclose if management has identified any material weaknesses and management’s plans, if any, or actions already undertaken for remediating the material weaknesses identified.

The disclosure controls were deemed not to be effective due to the share issuance discrepancy identified upon our May 31, 2008 evaluation.  Since that evaluation, the Company assigned responsibility for preparing all corporate resolutions solely to outside legal counsel.  Though the Company believes that this revision to its corporate records has had the intended effect of improving security issuance disclosure, a lack of personnel to implement effective checks and balances and the lack of multiple board members, prevents it from having effective disclosure controls and procedures.

The Company will ensure that this disclosure is presented in all future filings.

Forms 10-Q for the Quarter Ended August 31, 2008

Item 4. Controls and Procedures, page 6

13.
We note your disclosure that your management has concluded that your “disclosure controls and procedures were not effective” as of August 31, 2008. However, you further disclose that your management concluded that your disclosure controls and procedures “adequately ensure that information required to be disclosed in [your] reports filed or submitted under the Exchange Act [are] recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.” Please ensure that future filings disclose in clear and unqualified language management’s conclusions regarding the effectiveness of your disclosure controls and procedures. Refer to the guidance in Item 307 of Regulation S-K.

The Company will ensure that the suggested disclosure is presented in all future filings.

Additionally, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Larry Kristof

Larry Kristof, President, CEO

Mantra Venture Group Ltd.